Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 12, 2016

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 12, 2016. Each of the matters is described in greater detail in the Notice of the 184th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 17 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	663,527,920	99.65%	2,303,721	0.35%
Guillermo E. Babatz	663,317,710	99.62%	2,513,931	0.38%
Scott B. Bonham	663,660,822	99.67%	2,170,819	0.33%
Ronald A. Brenneman	652,497,510	98.00%	13,334,131	2.00%
Charles H. Dallara	663,553,016	99.66%	2,278,625	0.34%
William R. Fatt	659,903,849	99.11%	5,927,792	0.89%
Tiff Macklem	663,909,625	99.71%	1,922,016	0.29%
Thomas C. O’Neill	642,614,423	96.51%	23,217,218	3.49%
Eduardo Pacheco	652,876,631	98.05%	12,955,010	1.95%
Brian J. Porter	663,842,728	99.70%	1,987,944	0.30%
Una M. Power	663,514,758	99.65%	2,316,883	0.35%
Aaron W. Regent	659,530,748	99.05%	6,300,893	0.95%
Indira V. Samarasekera	663,276,188	99.62%	2,555,453	0.38%
Susan L. Segal	661,650,740	99.37%	4,180,601	0.63%
Paul D. Sobey	650,827,034	97.75%	15,004,607	2.25%
Barbara S. Thomas	661,252,806	99.32%	4,518,643	0.68%
L. Scott Thomson	654,946,147	98.37%	10,825,386	1.63%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
672,030,101	99.35%	4,394,174	0.65%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
626,529,026	94.10%	39,297,072	5.90%

4.	Shareholder Proposal No. 1

Streamlining Financial Reporting

Votes For	% For	Votes Against	% Against	Abstentions*
8,574,345	1.29%	655,682,174	98.71%	1,556,544

5.	Shareholder Proposal No. 2

Paying Fair Share of Taxes

Votes For	% For	Votes Against	% Against	Abstentions*
7,010,838	1.06%	657,202,859	98.94%	1,605,942

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.